# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CYCLERION THERAPEUTICS, INC., CIK 0001755237
CUSIP: 23255M204
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 07/16/2026
Filed by CIK 0001478485
Persons authorized to receive notices and communications: Peter M. Hecht, 245 First Street, Riverview II, 18th Floor, Cambridge, Massachusetts (MA), 02142, (857) 338-3348

## Reporting persons
- Peter M. Hecht (CIK 0001478485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 910,240; shared voting power 0; sole dispositive power 910,240; shared dispositive power 0; aggregate amount beneficially owned 910,240 (19.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: CYCLERION THERAPEUTICS, INC.
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142
Comment:
This Amendment No. 8 (the "Amendment") amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Peter M. Hecht (the "Reporting Person") on May 14, 2021, as amended by Amendment No. 1 filed June 7, 2021, Amendment No. 2 filed November 21, 2022, Amendment No. 3 filed March 31, 2023, Amendment No. 4 filed May 12, 2023, Amendment No. 5 filed May 23, 2023, Amendment No. 6 filed December 5, 2023 and Amendment No. 7 filed March 25, 2025 (the "Original Statement"). The Original Statement, as amended by this Amendment (the "Statement"), relates to the shares of Common Stock, no par value (the "Common Stock"), of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the "Issuer").

This amendment is being filed to reflect the Reporting Person's forfeiture of options to purchase 110,984 shares of Common Stock and the conversion of 351,037 shares of non-voting Series A Convertible Preferred Stock of the Issuer ("Preferred Stock") into 351,037 shares of Common Stock.

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Percentages in this Amendment are based on 4,681,351 shares of Common Stock outstanding, which consists of (a) 4,330,314 shares outstanding as of June 30, 2026, as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 10, 2026 and (b) the issuance of 351,037 shares of Common Stock on July 16, 2026 upon conversion of 351,037 shares of Preferred Stock at the election of the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

As calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns 910,240 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7 through 10 of the cover page is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in this Statement, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Peter M. Hecht: /s/ Peter M. Hecht, Peter M. Hecht (07/20/2026)